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06014007

SEC MAIL PROCESSING
RECEIVED
MAY 30 2006
WASH, D.C. 192 SECTION

May 24, 2006

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release announcing that Arcelor's Ordinary General Meeting of shareholders approved all of the proposed resolutions, including payment of a gross dividend of 1.85 euro per share.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

PROCESSED
JUN 05 2006
THOMSON FINANCIAL

Very truly yours,

Manuel Orillac

Enclosure
cc: Regis Ramseyer
Arcelor SA

Press release

arcelor

DIVIDEND PAYMENT FOR FINANCIAL YEAR 2005

Luxembourg, May 24, 2006 – The Ordinary General Meeting of the shareholders of Arcelor, which took place on April 28, 2006 under the chairmanship of Joseph Kinsch, approved all of the proposed resolutions.

In particular, it approved the payment of a gross dividend of 1.85 euro per share (related to financial year 2005), payable on May 29, 2006. It was decided that the ex-dividend date for the dividend would coincide with the payment date, scheduled for May 29, 2006.

The net amount, after Luxembourg withholding tax of 20%, is 1.48 euro per share.

About Arcelor

Arcelor is the number one steel company in the world with a turnover of 32.6 billion euros in 2005. The company holds leadership positions in its main markets: automotive, construction, household appliances and packaging as well as general industry. The company - number one steel producer in Europe and Latin America - ambitions to further expand internationally in order to capture the growth potential of developing economies and offer technologically advanced steel solutions to its global customers. In 2006, Arcelor employs 110,000 associates in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and ambitions to be a benchmark for economic performance, labour relations and social responsibility.

For more information visit www.arcelor.com

Investor Relations
Email: investor.relations@arcelor.com
Martine Hue: +352 4792 2151
00 800 4792 4792
(toll free from the EU and Switzerland)